UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Carbylan Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

141384 107

(CUSIP Number)

INTERWEST PARTNERS

2710 SAND HILL ROAD, SUITE 200

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 854-8585

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141384 107	13D

1.	Name of Reporting Persons InterWest Partners IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,619,195 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,619,195 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,195 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.5% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 1 to the Schedule 13D is filed by InterWest Partners IX, L.P. (“InterWest IX”), InterWest Management Partners IX, LLC (“IMP IX,” together with InterWest IX, the “InterWest Entities”), Philip T. Gianos (“Gianos”), W. Stephen Holmes III (“Holmes”), Gilbert H. Kliman (“Kliman”), Arnold L. Oronsky (“Oronsky”), Bruce A. Cleveland (“Cleveland”) and Khaled A. Nasr (“Nasr”). Together with the InterWest Entities, Gianos, Holmes, Kliman, Oronsky, Cleveland and Nasr are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(3)	This percentage set forth on the cover sheets is calculated based on 26,332,494 shares of the Common Stock outstanding as of April 29, 2016, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission (the “Commission”) on May 12, 2016.

CUSIP No. 141384 107	13D

1.	Name of Reporting Persons InterWest Management Partners IX, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,619,195 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,619,195 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,195 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.5% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 1 to the Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(3)	This percentage set forth on the cover sheets is calculated based on 26,332,494 shares of the Common Stock outstanding as of April 29, 2016, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on May 12, 2016.

CUSIP No. 141384 107	13D

1.	Name of Reporting Persons Bruce A. Cleveland
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,619,195 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,619,195 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,195 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.5% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 1 to the Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Cleveland owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 26,332,494 shares of the Common Stock outstanding as of April 29, 2016, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on May 12, 2016.

CUSIP No. 141384 107	13D

1.	Name of Reporting Persons Philip T. Gianos
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,619,195 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,619,195 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,195 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.5% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 1 to the Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Gianos owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 26,332,494 shares of the Common Stock outstanding as of April 29, 2016, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on May 12, 2016.

CUSIP No. 141384 107	13D

1.	Name of Reporting Persons W. Stephen Holmes III
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,619,195 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,619,195 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,195 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.5% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 1 to the Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Holmes owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 26,332,494 shares of the Common Stock outstanding as of April 29, 2016, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on May 12, 2016.

CUSIP No. 141384 107	13D

1.	Name of Reporting Persons Gilbert H. Kliman
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,619,195 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,619,195 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,195 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.5% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 1 to the Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Kliman owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 26,332,494 shares of the Common Stock outstanding as of April 29, 2016, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on May 12, 2016.

CUSIP No. 141384 107	13D

1.	Name of Reporting Persons Khaled A. Nasr
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,619,195 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,619,195 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,195 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.5% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 1 to the Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Nasr owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 26,332,494 shares of the Common Stock outstanding as of April 29, 2016, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on May 12, 2016.

CUSIP No. 141384 107	13D

1.	Name of Reporting Persons Arnold L. Oronsky
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,619,195 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,619,195 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,195 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.5% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 1 to the Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Oronsky owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 26,332,494 shares of the Common Stock outstanding as of April 29, 2016, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on May 12, 2016.

Explanatory Note:

This Amendment No. 1 (the “Amendment”) to the statement on Schedule 13D is being filed by the Reporting Persons (as defined in the Original Schedule 13D) and amends the Schedule 13D filed with the Securities and Exchange Commission on April 21, 2015 (the “Original Schedule 13D”), and relates to shares of Common Stock, $0.001 par value per share (“Common Stock”), of Carbylan Therapeutics, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Persons to report that, on June 15, 2016, InterWest IX entered into an agreement with a third party to vote its shares of Common Stock in support of the Share Purchase Agreement (the “Share Purchase Agreement”) dated June 15, 2016 between Carbylan Therapeutics, Inc., KalVista Pharmaceuticals Ltd. (“KalVista”), the shareholders of KalVista and, solely in the capacity as the Seller’s Representative, Andrew Crockett.

Items 2, 4, 5, 6 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 2. Identity and Background

Schedule I of the Original Schedule 13D is hereby amended and restated in its entirety hereto and is incorporated by reference herein.

Item 4. Purpose of the Transaction

Item 4 of the OriginalSchedule 13D is hereby amended and supplemented with the addition of the following paragraph:

In connection with the Purchase Agreement, certain equityholders of the Issuer, including InterWest IX, entered into a Support Agreement, as further described below, with KalVista whereby, subject to the terms of the Support Agreement, such equityholders have committed to vote their shares of Common Stock in favor of the transactions contemplated by the Share Purchase Agreement, whereby KalVista will become a wholly owned subsidiary of the Issuer and the current shareholders of KalVista will become the majority stockholders of the Issuer (the “Transaction”).

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Amendment is provided as of the date of this filing:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
InterWest IX	4,619,195	4,619,195	0	4,619,195	0	4,619,195	17.5%
IMP IX (1)	0	4,619,195	0	4,619,195	0	4,619,195	17.5%
Cleveland (1)	0	0	4,619,195	0	4,619,195	4,619,195	17.5%
Gianos (1)	0	0	4,619,195	0	4,619,195	4,619,195	17.5%
Holmes (1)	0	0	4,619,195	0	4,619,195	4,619,195	17.5%
Kliman (1)	0	0	4,619,195	0	4,619,195	4,619,195	17.5%
Nasr (1)	0	0	4,619,195	0	4,619,195	4,619,195	17.5%
Oronsky (1)	0	0	4,619,195	0	4,619,195	4,619,195	17.5%

(1)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. IMP IX, Gianos, Holmes, Kliman, Oronsky, Cleveland and Nasr own no securities of the Issuer directly as of the date of this filing.
(2)	This percentage set forth on the cover sheets is calculated based on 26,332,494 shares of the Common Stock outstanding as of April 29, 2016, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on May 12, 2016.

Item 5(c). Not applicable.

Item 5(d). Not applicable.

Item 5(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 6:

On June 15, 2016, InterWest IX entered into a Support Agreement with KalVista, ACP IV, L.P., Vivo Ventures Fund VI, L.P., Vivo Ventures VI Affiliates Fund, L.P., David M. Renzi, John McKune, Marcee Maroney, Steven Basta, David Clapper, Keith Katkin, Edward Unkart, Reza Zadno and David Saul (collectively, the “Designated Equityholders”). Pursuant to the Support Agreement, InterWest IX has agreed at any meeting of the holders of the Common Stock to vote its shares (a) in favor of the approval of (i) the Share Purchase Agreement, (ii) the issuance of Common Stock pursuant to the Share Purchase Agreement, (iii) an amendment to the Issuer’s Certificate of Incorporation to authorize the a reverse split of all outstanding shares of the Common Stock , (iv) if proposed, the adoption of an amendment to the Issuer’s Certificate of Incorporation and/or Equity Plan to increase the authorized number of shares of Common Stock, (v) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the actions stated in the preceding clauses (i)-(iv), and (vi) any other proposal included in the Proxy Statement in connection with, or related to, the consummation of the transaction that the Issuer has recommended that its stockholders vote in favor of; and (b) against any Acquisition Proposal with respect to the Issuer.

In addition under the Support Agreement, InterWest IX granted an irrevocable proxy to KalVista, agreed not to solicit other potential buyers of the Issuer and not to transfer, sell or otherwise encumber their securities prior to the closing of the transaction.

Also in connection with the Share Purchase Agreement, each of the Designated Equityholders, including InterWest IX, entered into a Lock-up Agreement with the Issuer pursuant to which it has agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to, its shares of Common Stock for a period of 180 days following the closing of the Transaction.

The foregoing disclosure does not purport to be complete and is qualified in its entirety by reference to the Support Agreement and form of Lock-up Agreement filed as Exhibits B and C hereto, which are incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented with the following exhibits:

A. Agreement regarding filing of joint Schedule 13D/A.

B. Support Agreement (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on June 15, 2016 (File No. 1-36830)).

C. Form of Lock-up Agreement (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by the Issuer on June 15, 2016 (File No. 1-36830)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2016

INTERWEST PARTNERS IX, L.P.

By:	InterWest Management Partners IX, LLC
Its:	General Partner

By:	/s/ Gilbert H. Kliman
GILBERT H. KLIMAN
Managing Director

INTERWEST MANAGEMENT PARTNERS IX, LLC

By:	/s/ Gilbert H. Kliman
GILBERT H. KLIMAN
Managing Director

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Philip T. Gianos

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for W. Stephen Holmes III

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Gilbert H. Kliman

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Arnold L. Oronsky

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Bruce A. Cleveland

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Khaled A. Nasr

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

Managers:

Philip T. Gianos

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

W. Stephen Holmes III

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Gilbert H. Kliman

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Arnold L. Oronsky

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Venture Members:

Bruce A. Cleveland

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Khaled A. Nasr

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America